EXHIBIT 99.1

Not for distribution to U.S. news wire services or dissemination in the United States.

FOR IMMEDIATE RELEASE

Wednesday, October 14, 2009

(All amounts in U.S. dollars)

Celestica Announces Completion of Secondary Offering by Onex

TORONTO, Canada - Celestica Inc. (“Celestica”) (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that Onex Corporation (“Onex”) and certain of its affiliates have completed their previously announced secondary offering of 11,000,000 Subordinate Voting Shares (“SVS”) of Celestica, which were sold to a syndicate of underwriters led by CIBC and qualified for distribution under a short form prospectus of Celestica. Celestica did not receive any proceeds from the secondary offering.

Onex and its affiliates now own 100% of the Multiple Voting Shares (“MVS”) of Celestica and approximately 0.8% of the Subordinate Voting Shares of Celestica representing an approximately 8% economic interest in, and approximately 69% voting control of, Celestica. The number of outstanding shares of Celestica remains unchanged at approximately 229.9 million shares; consisting of approximately 211 million SVS and approximately 18.9 MVS.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

Safe Harbour and Fair Disclosure Statement

Statements contained in this press release which are not historical facts, including those relating to the secondary offering, are forward-looking statements. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation.  Forward looking statements are not guarantees of future performance.  Risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes.  Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211

media@celestica.com

clsir@celestica.com